

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 5, 2024

Gary A. Simanson
Chief Executive Officer
Thunder Bridge Capital Partners IV, Inc.
9912 Georgetown Pike Suite D203
Great Falls, VA 22066

> **Re: Thunder Bridge Capital Partners IV, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2024**
> **File No. 001-40555**

Dear Gary A. Simanson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you are seeking to extend your termination date beyond July 2, 2024, 36 months after the consummation of your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline beyond July 2, 2024, does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market, and the consequences of any such suspension or delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin S. Reichel, Esq.